Exhibit 23.1

                              Consent of KPMG LLP

The Board of Directors

The Ziegler Companies, Inc.:

We consent to incorporation by reference in the registration statements on Form S-8 (Nos. 33-39543, 33-74636, and 333-33476), of The Ziegler Companies, Inc. of
our reports dated January 28, 2003, with respect to the consolidated statement of financial condition of The Ziegler Companies, Inc. and Subsidiaries as of December 31, 2002 and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended and the related financial statement schedule, which report appears in the December 31, 2002, annual report on Form 10-K of The Ziegler Companies, Inc. The 2001 and 2000 consolidated financial statements, of The Ziegler Companies, Inc., were audited by other auditors who have ceased operations. Our report refers to a change in method of accounting for goodwill and other intangible assets in 2002.

KPMG LLP
Milwaukee, Wisconsin
March 28, 2003